Home Loan Servicing Solutions, Ltd.
c/o Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
George Town, Grand Cayman KY1-9005
Cayman Islands
July 9, 2014

VIA EDGAR Mr. Mark Webb Legal Branch Chief United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Home Loan Servicing Solutions, Ltd. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed February 6, 2014 File No. 001-35431
Dear Mr. Webb:
Reference is made to the letter dated June 25, 2014 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Form 10-K filed by Home Loan Servicing Solutions, Ltd. (the “Company”) with the Commission.
This letter sets forth the Company’s responses to the Staff’s comment. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the response to such comment set forth immediately under that comment. Please note that the Company will include in Amendment No. 1 to the Form 10-K on Form 10-K/A (“Amendment No.1”), which the Company will be subsequently filing via EDGAR, the revisions described below, as applicable.

U.S. Securities and Exchange Commission
July 9, 2014

Form 10-K for the Fiscal Year Ended December 31, 2013
Signatures, page 48

1.
The report should also be signed by at least a majority of the board of directors on behalf of the registrant. Please tell us whether the Form 10-K for the fiscal year ended December 31, 2013 had been signed by a majority of the board of directors when it was originally filed. Please also amend to provide the required signatures. Refer to General Instruction D(2) of Form 10-K.

Prior to filing the Form 10-K for the fiscal year ended December 31, 2013, a majority of the board of directors, consisting of Messrs. Erbey and Van Vlack and the three members of the Company’s Audit Committee, Messrs. Lochrie, McGinnis and Reiner, affirmatively approved the Form 10-K and the filing thereof. Amendment No. 1 will restate the Form 10-K in its entirety and amend the Signature Page of the Form 10-K to add the signatures of the three members of the Audit Committee.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ James E. Lauter
James E. Lauter